JACKSON NATIONAL LIFE INSURANCE COMPANY
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500



January 10, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      JNL Series Trust
         File Nos. 33-87244 and 811-8894
         CIK No. 0000933691
         Accession No. 0000933691-02-000002

Dear Sir/Madam:

On January 2, 2002, the above referenced 13F filing was forwarded via Edgar. It has been determined that the 13F filing was filed by mistake and we are requesting withdrawal of the previously accepted 13F filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company

/s/ Susan S. Rhee

Susan S. Rhee
Associate General Counsel